
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 2, 2011

Thomas H. Ehrlich
Vice President and Chief Financial Officer
Uranium Resources, Inc.
405 State Highway 121 Bypass
Building A, Suite 110
Lewisville, Texas 75067

> **Re:**   **Uranium Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Schedule 14A Definitive Proxy Statement**
> **Filed April 27, 2010**
> **File No. 1-33404**

Dear Mr. Ehrlich:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director